Exhibit 99.1

The following is the “Risk Factor” section of the Registrant’s Prospectus included in the Registrant’s Registration Statement on Form S-1 (File No. 333-192252) that was declared effective by the Securities and Exchange Commission on January 30, 2014 which is incorporated by reference in this Quarterly Report on Form 10-Q.

Risks Related to Our Business

Our industry is sensitive to weakness in the economy and we are subject to risks associated with the overall leisure industry.

Weak economic conditions in the United States and Canada or elsewhere in the world, including high unemployment and erosion of consumer confidence, could have a material adverse effect on our industry. We provide skiing and mountain adventure experiences with a relatively high cost of participation. An economic downturn could reduce consumer spending on recreational activities, resulting in declines in visits to, and spending at, our mountain resorts and CMH, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. For example, as a result of economic weakness in Europe in recent years, we saw a decline in European customers at CMH, which have historically comprised more than 40% of our total CMH winter customers. In addition, we may be unable to increase the price of our lift products or other offerings during an economic downturn despite our history of being successful in raising such prices under a variety of economic conditions.

Furthermore, our industry is sensitive to the willingness and ability of individuals to travel. Global or regional events, such as acts of terrorism, the spread of contagious diseases, political events or military conflicts, or increases in commercial airfare or gasoline prices could adversely impact an individual’s willingness or ability to travel to our properties, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our industry is vulnerable to lack of adequate snowfall or unseasonable weather conditions.

The ability to attract winter customers to mountain resorts is influenced by adequate snowfall and weather conditions. Warm weather may result in rain, snow melt and inadequate natural snowfall and may render snowmaking wholly or partially ineffective in maintaining skiing conditions. For example, the North American 2011/2012 ski season was marked by some of the lowest natural snowfall amounts in 20 years and we saw a decline in skier visits during the 2011/2012 ski season compared to prior years. Conversely, extreme weather conditions may adversely affect the customer experience or result in lift closures and may also make it difficult for customers to access mountain resorts. The early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall ski season, including pre-season sales of season passes and frequency cards at our mountain resorts. Although heli-skiing is less susceptible to customer fluctuations due to weather conditions than our mountain resorts, as most heli-skiing customers book their visits significantly in advance of the ski season, CMH remains susceptible to risks related to inclement weather because we provide customers with credits, which may be used during future seasons, if weather conditions prevent customers from reaching the guaranteed amount of vertical feet of skiing. As a result, inclement weather at our CMH sites during one ski season may materially adversely affect our CMH results of operations in future years when the credits are used. In addition, unseasonable weather or rain can adversely affect summer visits to our mountain resorts and heli-hiking sites.

Our business is highly seasonal and the occurrence of adverse events during our peak periods could have a material adverse effect on our results of operations and cash flows.

Although each of our mountain resorts and CMH operates as a four-season business, we generate the highest revenues during our second and third fiscal quarters, which is the peak ski season. As a result of the seasonality of our business, our mountain resorts and CMH typically experience operating losses during the first and fourth fiscal quarters of each fiscal year. In addition, throughout our peak quarters, we generate the highest daily revenues on weekends, during the Christmas/New Year’s and Presidents’ Day holiday periods and, in the case of our mountain resorts, during school spring breaks. Furthermore, we sell a significant portion of our season pass products, pre-sold destination packages and CMH trips during our first fiscal quarter. The seasonality of our revenues and our dependence on peak operating and selling periods increases the impact of certain events on our results of operations. The occurrence of any of the other risk factors discussed herein during these peak operating or selling periods could have a disproportionate and material adverse effect on our results of operations and cash flows.

Variations in the timing of peak periods, holidays and weekends may affect the comparability of our results of operations.

Depending on how peak periods, holidays and weekends fall on the calendar, in any given year we may have more or less peak periods, holidays and weekends in our second fiscal quarter compared to prior years, with a corresponding difference in our third fiscal quarter. These differences can result in material differences in our quarterly results of operations and affect the comparability of our results of operations.

We are vulnerable to the risk of natural disasters, including forest fires, avalanches, landslides, drought and hurricanes.

A severe natural disaster, such as a forest fire, avalanche, landslide, drought or hurricane, may not be fully covered by our insurance policies and may interrupt our operations, require evacuations, severely damage our properties and impede access to our properties in affected areas, any of which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, our ability to attract customers to our properties is influenced by the aesthetics and natural beauty of the outdoor environment where our properties are located. A severe forest fire or other natural disaster could damage our properties or surrounding areas and have a long-term negative impact on customer visitation, as it would take several years for the environment to recover. Our insurance policies may not cover lost revenues due to a decline in visitation caused by damage to our properties or surrounding areas. In recent years, the combination of drought conditions and a pine-beetle epidemic has led to an increase in forest fires in the Western United States, including Colorado.

The high fixed cost structure of our businesses can result in significantly lower margins if visitation to our resorts declines.

Our profitability is highly dependent on visitation. However, the cost structure of our business has significant components that cannot be eliminated when skier visits decline, including costs related to utilities, information technology, insurance, year-round employees and equipment. The occurrence of other risk factors discussed herein could adversely affect visitation at our resorts and we may not be able to reduce fixed costs at the same rate as declining revenues. If cost-cutting efforts are insufficient to offset declines in revenues or are impracticable, we could experience a material decrease in our margins. Accordingly, our profits may be disproportionately reduced during periods of declining revenues.

A disruption in our water supply would impact our snowmaking capabilities and impact our operations.

Our operations are heavily dependent upon our access to adequate supplies of water to make snow and otherwise conduct our operations. Our mountain resorts are subject to federal, state, provincial and local laws and regulations relating to water rights. Changes in these laws and regulations may adversely affect our operations. In addition, drought conditions may adversely affect our water supply. At our mountain resorts in Colorado, we own or have ownership or leasehold interests in water rights individually or through stock ownership in ditch and reservoir companies, groundwater wells and other sources, and the availability of water through these sources is subject to change. In addition, in recent years the United States Forest Service (the “U.S. Forest Service”) has sought to obtain ownership of certain water rights owned by ski resorts located on U.S. Forest Service land. While the U.S. Forest Service has indicated that it no longer intends to seek ownership of such water rights, it may seek to impose limitations on the quantity of water used by a ski area and/or uses to which the water may be put. Our inability to access adequate supplies of water to support our current operations or an expansion of our operations would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We face significant competition.

Our mountain resorts directly compete with other resorts in their respective local and regional markets, as well as with other major destination resorts. We also compete with other large resort operators for the sale of multi-mountain passes. Competition within the ski resort industry is based on multiple factors, including location, price, weather conditions, the uniqueness and perceived quality of the terrain for various levels of skill and ability, the atmosphere of the base village, the quality of food and entertainment and ease of travel to the resort (including direct flights by major airlines). In our Adventure segment, we face competition from heli-skiing and snowcat operators in Canada and the United States. Within our Real Estate segment, our managed properties compete with rental management companies, locally-owned independent hotels, as well as facilities and timeshare companies that are owned or managed by national and international chains. These properties also compete for convention and conference business across the North American market. Competition within the hotel and lodging industry is generally based on quality and consistency of rooms, restaurants and meeting facilities and services, attractiveness of locations, availability of a global distribution system, price and other factors. Our competitors may have access to greater financial, marketing and other resources and may have access to financing on more attractive terms than us. As a result, they may be able to devote more resources to improving and marketing their offerings or more readily take advantage of acquisitions or other opportunities. If we are unable to compete successfully, our business, prospects, financial condition, results of operations and cash flows will be materially adversely affected.

We are not the sole property manager at our real estate developments.

We manage a significant portion of the bed base at our resorts and manage rental properties through our Real Estate segment. An individual that has purchased a condominium in one of our developments is not obligated to use our rental management services and, in recent years, third-party services that assist condominium owners in leasing their units without our involvement have become more prevalent. As a result, we have experienced a decline in the number of condominium owners using our rental management services.

In addition, since we are uninvolved in transactions where the condominium owner uses a third-party manager, we are unable to control the quality of the leased units or the customer experience. If customers are unsatisfied, the reputation of the entire development, including units we manage, may be harmed, as most customers do not distinguish between units managed by us and units managed by third parties. If a development’s reputation for a positive customer experience deteriorates, it may become more challenging for us to attract customers to these developments. A decline in customers at a development located at one of our mountain resorts may also lead to a decline in revenues throughout the resort’s business.

Changes in consumer tastes and preferences may affect skier visits at our mountain resorts.

Our success depends on our ability to attract skiers to our mountain resorts. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing, and other social and demographic trends could adversely affect visitation at our mountain resorts. Furthermore, a reduction in average household income in some of the areas near our resorts, compared to historic levels, combined with the increasing cost of skiing, may make skiing unaffordable for a large percentage of that population. A significant decline in skier visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We operate on government land pursuant to the terms of governmental permits that may be revoked or not renewed.

We do not own all of the land on which we conduct our operations. Certain of our mountain resorts and CMH operate on federal or Crown land or land owned by other governmental entities pursuant to the terms of governmental permits, leases or other agreements. In many cases, the permits, leases or other agreements give the applicable agency, including the U.S. Forest Service, the right to review and comment on the construction of improvements in the applicable area and on certain other operational matters. Certain permits, leases or other agreements may also be terminated or modified by the applicable agency for specific reasons or in the event we fail to perform our obligations under the applicable permits, leases or other agreements. In addition, the permits, leases or other agreements may not be renewed. A termination or modification of any of our permits, leases or other agreements could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Finally, British Columbia may issue additional permits or licenses to third parties related to the land on which CMH operates, and such additional permits and licenses may deteriorate the heli-skiing experience at CMH and increase competition.

Our operations are subject to extensive laws, rules, regulations and policies administered by various federal, state, provincial and other governmental authorities.

Our operations are subject to a variety of federal, state, provincial and local laws and regulations, including those relating to lift operations, emissions to the air, discharges to water, storage, treatment and disposal of fuel, water and wastes, land use, remediation of contaminated sites and protection of the environment, natural resources and wildlife. We are also subject to worker health and safety laws and regulations. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies and we may be required to undertake certain remediation activities, including in connection with the onsite use and storage of chemicals and petroleum products that may result in spills or releases. Although to date the costs associated with remediation activities have been immaterial, we may be required to incur material remediation costs in the future. Our efforts to comply with applicable laws and regulations do not eliminate the risk that we may be held liable for breaches of these laws and regulations, which may result in fines and penalties or subject us to claims for damages. Liability for any fines, penalties, damages or remediation costs, or changes in applicable laws or regulations, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our business is capital intensive.

We must regularly expend capital to construct, maintain and renovate our properties in order to remain competitive, maintain the value and brand standards of our properties and comply with applicable laws and regulations. We cannot always predict where capital will need to be expended in any fiscal year and capital expenditures can increase due to forces beyond our control. Further, we cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to execute our business plan. A lack of available funds for capital expenditures could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

In addition, our ability to construct, maintain and renovate our properties is subject to a number of risks, including:

•	construction delays or cost overruns, including those related to labor and materials;

•	the requirement to obtain zoning, occupancy and other required permits or authorizations;

•	governmental restrictions on the size or kind of development;

•	force majeure events, including forest fires, avalanches, landslides, drought or hurricanes;

•	design defects; and

•	environmental concerns.

If we are not able to complete capital projects on schedule, or if our investments fail to improve the properties in the manner that we expect, our ability to compete effectively would be diminished and our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

We are dependent on significant infrastructure and equipment.

Our infrastructure and equipment, including lifts and helicopters, is costly to maintain, repair and replace and is susceptible to unscheduled maintenance. Much of our infrastructure and equipment will eventually need to be replaced or significantly repaired or modernized, which could result in interruptions to our business, particularly if a key lift at one of our mountain resorts were to require repair during a peak period. The potential interruptions and costs associated with lift replacements may be compounded by the fact there are a limited number of lift manufacturers and a significant portion of the lifts at North American mountain resorts were installed at approximately the same time, and thus may be due for replacement at approximately the same time. In certain cases, the cost of infrastructure or equipment repair or replacement may not be justified by the revenues at the applicable property. As a result, we may close a property, or reduce its offerings, if we determine that it is not cost efficient to replace, maintain or repair our infrastructure and equipment at the property.

Our future acquisitions or other growth opportunities may not be successful.

We actively evaluate potential acquisitions of, and investments in, businesses, properties or assets and we may actively pursue such opportunities from time to time, some of which could be significant. In addition, we intend to evaluate “capital light” opportunities such as managing third-party resort assets and entering into real estate development partnerships. The success of these strategies will depend, in part, on our ability to:

•	identify suitable businesses, properties and assets;

•	negotiate acquisition or other agreements on acceptable terms;

•	complete the transactions within our expected time frame and budget;

•	improve the results of operations of the acquired businesses and properties and successfully integrate their operations into our own; and

•	respond to any concerns expressed by regulators, including antitrust or competition law concerns.

We may fail to properly complete any or all of these steps. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do.

In addition to facing competition in identifying and consummating successful transactions, acquisitions and other transactions could involve significant risks, including:

•	our over-valuation of acquired companies, properties or assets;

•	delays in realizing or a failure to realize the benefits, revenues, cost savings and synergies that we anticipate;

•	failure to retain key personnel or business relationships and maintain the reputation of the acquired company, property or asset;

•	the potential impairment of acquired assets;

•	insufficient, or no, indemnification for legal liabilities;

•	the assumption of known or unknown liabilities and additional risks of the acquired businesses or properties, including environmental liabilities; and

•	operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

We may not be able to obtain financing for acquisitions or other transactions on attractive terms, or at all, and the ability to obtain financing may be restricted by the terms of our outstanding indebtedness or other indebtedness we may incur. In addition, our competitors may be able to obtain financing on more attractive terms than us.

Steamboat is highly dependent on subsidized direct air service from major hub airports.

Most of Steamboat’s customers fly directly from large hub airports to the Yampa Valley Regional Airport, which is 25 miles from the resort. Each ski season, we enter into agreements with major airlines to fly these routes and provide the airlines with subsidies if passenger volume falls below certain pre-established levels. If the routes prove unprofitable to the airlines and any of these airlines decides to stop service to this airport, Steamboat’s skier visits would be materially adversely affected.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of information technology and systems, including technology and systems used for reservations, point of sale, e-commerce, accounting, procurement, administration and technologies we make available to our customers. We are currently in the process of updating or replacing many of these systems. Delays or difficulties in implementing these new or enhanced systems may keep us from achieving the desired results in a timely manner or at all. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and could decrease the quality of service that we offer to our customers.

Our future success depends on our ability to adapt our infrastructure to meet rapidly evolving consumer trends and demands and to respond to competitive service and product offerings. The failure to adopt new technologies and systems in the future may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Non-compliance with Payment Card Industry Data Security Standards (“PCI DSS”) may subject us to fines, penalties and civil liability.

We are subject to compliance with PCI DSS, an information security standard for organizations that handle cardholder information from major debit and credit card companies. Currently, we are not fully compliant with PCI DSS. We are currently taking steps to achieve compliance, but our efforts to comply with PCI DSS may result in significant expenses and our ongoing failure to fully comply with PCI DSS may subject us to fines, penalties and civil liability, and may result in the loss of our ability to accept debit and credit card payments or prohibit us from processing transactions through American Express, MasterCard, VISA and other card and payment networks. Even if we become compliant with PCI DSS or other applicable standards, we still may not be able to prevent security breaches involving customer transaction data.

Failure to maintain the integrity of customer or employee data could result in damage to our reputation and subject us to fines, penalties and civil liability.

We collect and store personally identifiable information from customers and employees in the course of doing business and use it for a variety of business purposes, including marketing to our customers through various forms of media. State, provincial and federal governments have enacted laws and regulations to protect consumers and employees against identity theft, including laws governing treatment of personally identifiable information. The regulatory environment and increased threats to the data we store has increased our costs of doing business. Any failure on our part to implement appropriate safeguards or to detect and provide prompt notice of breaches or unauthorized access as required by applicable laws could result in damage to our reputation and subject us to fines, penalties and civil liabilities. If we are required to pay any significant amounts in satisfaction of claims under these laws, or if we are forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of our brands could have an adverse impact on our business.

A negative public image or other adverse events could affect the reputation of one or more of our mountain resorts and other businesses or more generally impact the reputation of our company. If the reputation or perceived quality of our brands declines, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected. The unauthorized use of our trademarks could also diminish the value of our brands and their market acceptance, competitive advantages or goodwill, which could adversely affect us. In addition, a negative public image or other adverse event occurring in an industry where we operate or a related industry may harm our reputation even if such image or event does directly relate to our brands or business.

We are subject to risks related to currency fluctuations.

We present our financial statements in United States dollars. Our operating results are sensitive to fluctuations in foreign currency exchange rates, as a significant portion of our revenues and operating expenses are transacted in Canadian dollars, principally at Tremblant and within our Adventure segment. During fiscal 2013, approximately 41.6% of our total revenues and 41.3% of our total operating expenses were denominated in Canadian dollars. A significant fluctuation in the Canada/U.S. exchange rate could therefore have a significant impact on our results of operations after translating our Canadian operations into United States dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Discussion About Market Risk—Foreign Currency Fluctuations.”

Currency variations can also contribute to variations in sales at our mountain resorts and CMH because volatility in foreign exchange rates can impact our customers’ willingness to purchase lift passes or CMH packages. For example, an increase in the value of the Canadian dollar compared to the United States dollar or euro may make our CMH packages less attractive to American and European skiers, respectively.

Certain circumstances may exist whereby our insurance coverage may not cover all possible losses and we may not be able to renew our insurance policies on favorable terms, or at all.

Although we maintain various property and casualty insurance policies and undertake safety and loss prevention programs to address certain risks, our insurance policies do not cover all types of losses and liabilities and in some cases may not be sufficient to cover the ultimate cost of claims which exceed policy limits. If we are held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

In addition, we may not be able to renew our current insurance policies on favorable terms, or at all. Our ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected if we or other companies within or outside our industry sustain significant losses or make significant insurance claims.

We are subject to litigation in the ordinary course of business and related to our legacy real estate development activities.

We are involved in various lawsuits and claims that may include, among other things, claims or litigation relating to personal injury and wrongful death, allegations of violations of laws and regulations relating to our real estate activities, labor and employment, intellectual property and environmental matters, and commercial contract disputes. For example, we are, from time to time, subject to various lawsuits and claims related to injuries occurring at our properties, including due to the use, operation or maintenance of our trails, lifts, aircraft and other facilities.

In addition, we are a defendant in lawsuits related to our pre-2010 legacy real estate construction- and sales-phase development activities, including claims related to alleged construction defects and alleged violations of state and federal laws that require providing purchasers with certain mandated disclosures. Any such claims, regardless of merit, are time consuming and expensive to defend and could divert management’s attention and resources and may materially adversely affect our reputation, even if resolved in our favor. Accordingly, the outcome or existence of current or future litigation may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We depend on a seasonal workforce.

We recruit year-round to fill thousands of seasonal positions. Because much of this hiring is done months in advance of the start of the applicable season, we may not be able to accurately predict our staffing needs. In addition, we may not be able to recruit and hire adequate seasonal personnel or hire such personnel at costs consistent with our costs in prior years. This risk is heightened in periods of economic strength, as the market for seasonal labor may become more competitive.

If we do not retain our key personnel or maintain adequate succession plans, our business may suffer.

The success of our business depends, in part, on our senior management, including our chief executive officer, William Jensen, and the development of adequate succession plans. The departure of any key member of the management team and the failure to maintain an adequate succession plan could adversely affect our business and the trading price of our common stock.

We are subject to risks associated with our workforce.

We are subject to various federal, state and provincial laws governing matters such as minimum wage requirements, overtime compensation and other working conditions, citizenship requirements, discrimination and family and medical leave. Our operations in Canada are also subject to laws that may require us to make severance or other payments to employees upon their termination. In addition, we are continuing to assess the impact of U.S. federal healthcare reform law and regulations on our healthcare benefit costs, which will likely increase the amount of healthcare expenses paid by us. Immigration law reform could also impact our workforce because we recruit and hire foreign nationals as part of our seasonal workforce. If our labor-related expenses increase, our operating expenses could increase and our business, financial condition and results of operations could be harmed.

From time to time, we have also experienced non-union employees attempting to unionize. While only a small portion of our employees are unionized at present, we may experience additional union activity in the future. In addition, future legislation could make it easier for unions to organize and obtain collectively bargained benefits, which could increase our operating expenses and negatively affect our business, prospects, financial condition, results of operations and cash flows.

Our real estate development strategy may not be successful.

Our real estate development activities are focused on designing strategies for the development of the land surrounding the base areas of our mountain resorts. Prior to 2010, we were actively engaged in the development of residential real estate, primarily in the United States and Canada. Since 2010, our real estate development activities have been limited to the preservation of core development parcels located at our resorts and, more recently, designing strategies for the future development of this land. Our ability to implement any of these strategies and realize the anticipated benefits of future real estate development projects is subject to a number of risks, including:

•	lack of improvement, or deterioration, in real estate markets;

•	difficulty in selling units or the ability of buyers to obtain necessary funds to close on units;

•	escalation in construction costs due to price increases in commodities, unforeseen conditions, inadequate designs or other causes;

•	work stoppages and inadequate internal resources to manage projects;

•	shortages in building materials;

•	difficulty in financing real estate development projects; and

•	difficulty in receiving necessary regulatory approvals.

If these projects are not implemented, in addition to not realizing intended profits from the real estate developments and sales from ancillary products, our customers may choose to go to other resorts that they perceive to have better residential offerings, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, even if we increase the number of units or beds at our mountain resorts, the projects may not be successful and we may be unable to realize incremental visitor growth or profits.

CMH is dependent on Alpine Helicopters.

In January 2013, we restructured our Alpine Helicopters business to comply with Canadian foreign ownership regulations governing aviation flight services in Canada. The restructuring involved the formation of a new flight services company, Alpine Helicopters. We own a 20% equity interest in Alpine Helicopters and the remaining 80% is held in trust for the benefit of the management and employees of Alpine Helicopters, including the pilots and crew members that support our helicopter operations. We consolidate Alpine Helicopters for GAAP purposes because we are the primary beneficiary.

Alpine Helicopters employs all the pilots who fly the helicopters in the CMH land tenures. As a result of its reliance on Alpine Helicopters, CMH’s business and operations would be negatively affected if Alpine Helicopters were to experience significant disruption affecting its ability to provide helicopter services to CMH. The partial or complete loss of Alpine Helicopter’s services, or a significant adverse change in our relationship with Alpine Helicopters, could result in lost revenue and added costs and harm the image and reputation of CMH as well as negatively impact the CMH customer experience.

Pursuant to a shareholders agreement, we may be required to purchase Blue Mountain Resorts Holdings Inc.’s equity interest in Blue Mountain Resorts Limited.

We and Blue Mountain Holdings each own a 50% equity interest in Blue Mountain Resorts Limited. Pursuant to a shareholders agreement, we have granted Blue Mountain Holdings a put option pursuant to which Blue Mountain Holdings may, subject to certain limitations, sell to us (i) all of its equity interest in Blue Mountain Resorts Limited or (ii) between 10% and 25% of the total amount of the outstanding equity of Blue Mountain Resorts Limited. In both cases, we would be required to purchase the equity interest at 90% of its fair market value. We may not have sufficient cash available to purchase the equity interest if the put option is exercised and we may be required to obtain financing to fund the purchase. Such financing may be unavailable, or only available on unattractive terms. Accordingly, the exercise of the put right by Blue Mountain Holdings may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Climate change may adversely impact our results of operations.

There is a growing political and scientific consensus that emissions of greenhouse gases continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. The effects of climate change, including any impact of global warming, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Warmer overall temperatures and other effects of climate change may adversely affect skier visits and our revenue and profits. In addition, a steady increase in global temperatures could shorten the ski season. Changes to the amount of snowfall and differences in weather patterns may increase our snowmaking expense, inhibit our snowmaking capabilities and negatively impact skier perceptions of the ski season.

We may be required to further write down our assets.

Under GAAP, if we determine goodwill, intangible assets or real estate held for development are impaired, we are required to write down these assets and record a non-cash impairment charge. As of September 30, 2013, we had goodwill of $94.6 million, intangible assets of $64.5 million and real estate held for development of $154.6 million. Intangible assets consist primarily of permits and licenses, trademarks and tradenames and customer relationships.

We had impairment charges on goodwill, intangible assets and real estate held for development of $149.5 million, $12.5 million and $1.2 million in fiscal 2011, 2012 and 2013, respectively, and $0.1 million and $0.6 million in the three months ended September 30, 2012 and 2013, respectively. Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of goodwill, intangible assets or real estate held for development in a short amount of time. The timing and amount of impairment charges recorded in our consolidated statements of operations and write-downs recorded in our consolidated balance sheets could vary if management’s conclusions change. Any impairment of goodwill, intangible assets or real estate held for development could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We have underfunded pension obligations.

As of September 30, 2013, we had underfunded pension plan liabilities in frozen pension plans in the amount of $35.6 million. Significant changes in the market values of the investments held to fund the pension obligations or a change in the discount rate used to measure these pension obligations may result in a significant increase or decrease in the valuation of these pension obligations, and these changes may affect the net periodic pension cost in the year the change is made and in subsequent years. We may not generate sufficient cash flow to satisfy these obligations. Any inability to satisfy these pension obligations could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We may not be able to fully utilize our net operating loss carryforwards.

We have recorded a full valuation allowance against these net operating loss carryforwards because we believe that uncertainty exists with respect to the future realization of the loss carryforwards as well as with respect to the amount of the loss carryforwards that will be available in future periods. In addition, these loss carryforwards will be reduced as a result of the Restructuring. To the extent available, we intend to use these net operating loss carryforwards to offset future taxable income associated with our operations. There can be no assurance that we will generate sufficient taxable income in the carryforward period to utilize any remaining loss carryforwards before they expire.

In addition, Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that limit for U.S. federal income tax purposes the ability of a company that undergoes an “ownership change” to utilize its net operating losses and certain other tax attributes existing as of the date of such ownership change. Under these rules, such an ownership change is generally an increase in ownership by one or more “five percent shareholders,” within the meaning of Section 382 of the Code, of more than 50% of a company’s stock, directly or indirectly, within a rolling three-year period. If we undergo one or more ownership changes within the meaning of Section 382 of the Code, or if one has already occurred, our net operating losses and certain other tax attributes existing as of the date of each ownership change may be unavailable, in whole or in part, to offset our income and/or reduce or defer our future taxable income associated with our operations, which could have a negative effect on our financial results. While we believe that we have not undergone such an ownership change as of the date hereof, because such an event is outside of our control, no assurance can be given that an ownership change has not already occurred or that this offering (or subsequent transactions) will not result in an ownership change. Any future offerings of equity securities by us or sales of common stock by the Initial Stockholders would increase the likelihood that we undergo an “ownership change” within the meaning of Section 382 of the Code. If an ownership change occurs, the annual utilization of our net operating loss carryforwards and certain other tax attributes may be materially and adversely affected. Upon completion of this offering, our ability to raise future capital by issuing common stock without causing an ownership change may be materially limited.

The Restructuring will reduce our tax attributes.

As a result of the Restructuring, we expect to realize a significant amount of cancellation of debt (“COD”) income. While we do not believe this COD income will result in an immediate tax liability, we will be required to reduce certain of our tax attributes, including, potentially, our net operating loss carryforwards and the tax basis of our assets. These reductions could result in fewer of our net operating losses being available to offset future taxable income associated with our operations, and could increase the gain (or decrease the loss) that we realize on future dispositions of our assets. Accordingly, such reductions could increase our taxable income, or decrease our taxable loss, in future years.

If we are unable to successfully remediate material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P., our auditors noted several significant deficiencies in our controls, principally as a result of our financial reporting system and accounting resources not being adequate for a public reporting company of our size and complexity. Due to the aggregate amount of significant deficiencies noted across our information technology systems and the risk of unauthorized access to financial reporting systems, as well as the lack of resources that existed within our financing and accounting function required to record complex and non-routine transactions in a timely manner, our management believes that the combination of significant deficiencies constitute a material weakness in internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We have incurred, and expect to continue to incur, significant costs to remediate the deficiencies identified in connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P. To date, we have hired several senior information technology professionals and additional personnel with public company financial reporting expertise. We have also begun evaluating and implementing system upgrades as well as further developing and documenting our accounting policies and financial reporting procedures. We cannot assure you, however, that these or other measures will fully remediate the deficiencies or material weakness described above. We also cannot assure you that we have identified all of our existing significant deficiencies and material weaknesses, or that we will not in the future have additional significant deficiencies or material weaknesses.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Commencing with our annual report on Form 10-K for fiscal 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. It is possible that, had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act in connection with the audit of the fiscal 2013 consolidated financial statements of Cayman L.P., additional significant deficiencies and material weaknesses may have been identified.

Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we fail to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated and certain stockholders maintain a right to nominate up to a majority, plus two, of our directors, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, the Initial Stockholders will beneficially own approximately 65.3% of our outstanding common stock or 60.1% if the underwriters’ option to purchase additional shares is fully exercised. As a result, the Initial Stockholders will beneficially own shares sufficient for the majority vote over all matters requiring a stockholder vote, including:

•	the election of directors;

•	mergers, consolidations and acquisitions;

•	the sale of all or substantially all of our assets and other decisions affecting our capital structure;

•	the amendment of our certificate of incorporation and our bylaws; and

•	our winding up and dissolution.

In addition, pursuant to the Stockholders Agreement, Fortress may designate directors for nomination and election to our board of directors. Pursuant to these provisions, Fortress has the ability to appoint up to a majority of the members of our board of directors, plus two directors, for so long as the Initial Stockholders, certain of their permitted transferees and affiliates of Fortress beneficially own, directly or indirectly, at least 30% of our issued and outstanding common stock and certain other conditions are met.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Stockholders may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, the Initial Stockholders may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership and the ability of Fortress to appoint up to a majority of the members of our board of directors, plus two directors, may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders,” “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Restated Certificate of Incorporation and Our Amended and Restated Bylaws” and “Certain Relationships and Related Party Transactions—Designation and Election of Directors.”

We do not anticipate paying dividends on our common stock.

Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, our operating results, our current and anticipated cash needs, the impact on our effective tax rate, our indebtedness, legal requirements and other factors that our board of directors deems relevant. Our debt agreements limit our ability to pay dividends.

Because we are a holding company, our ability to pay cash dividends on our common stock will depend on the receipt of dividends or other distributions from our subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Until such time that we pay a dividend, our investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Future offerings of equity securities by us or sales of our common stock by our Initial Stockholders may adversely affect us.

In the future, we may issue additional shares of our common stock or other equity securities in connection with financing transactions, our incentive plans or acquisitions. Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

In addition, any issuances of stock by us or sales of stock by the Initial Stockholders would increase the likelihood that we undergo, or may cause, an “ownership change” within the meaning of Section 382 of the Code. If we undergo one or more ownership changes within the meaning of Section 382 of the Code, our net operating losses and certain other tax attributes existing as of the date of each ownership change may be unavailable, in whole or in part, to offset our income and/or reduce or defer our future taxable income associated with our operations, which could have a negative effect on our liquidity. No assurance can be given that any such stock issuance or sale will not cause us to undergo an ownership change within the meaning of Section 382 of the Code. The Initial Stockholders’ interests may differ from our interests or the interests of our other stockholders and the Initial Stockholders may decide to sell shares of stock following this offering, even if such sale would not be favorable to us or our other stockholders or would result in us undergoing an “ownership change” within the meaning of Section 382 of the Code.

Certain provisions of the Stockholders Agreement, our restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

The Stockholders Agreement, our restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or Fortress. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Initial Stockholders, certain of their permitted transferees and affiliates of Fortress beneficially own, directly or indirectly, at least 30% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•	provisions in our restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Initial Stockholders, certain of their permitted transferees and affiliates of Fortress beneficially own, directly or indirectly, at least 20% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 20% of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•	certain rights to Fortress with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint up to a majority of the members of our board of directors, plus two directors, for so long as the Initial Stockholders, certain of their permitted transferees and affiliates of Fortress beneficially own, directly or indirectly, at least 30% of our issued and outstanding common stock and certain other conditions are met. See “Certain Relationships and Related Party Transactions—Stockholders Agreement;”

•	no provision in our restated certificate of incorporation or amended and restated bylaws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

•	our restated certificate of incorporation and our amended and restated bylaws only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Initial Stockholders, certain of their permitted transferees and affiliates of Fortress beneficially own, directly or indirectly, at least 20% of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and

•	under our restated certificate of incorporation, our board of directors has the authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by Fortress, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws.”

Fortress and its affiliates have the right to engage or invest in the same or similar businesses as us and the corporate opportunity provisions in our restated certificate of incorporation could enable Fortress and certain stockholders to benefit from corporate opportunities that might otherwise be available to us.

Fortress has other investments and business activities in addition to their ownership of us, including in the industries in which we operate. Fortress or its affiliates, including the Initial Stockholders, have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our customers or vendors or employ or otherwise engage any of our officers, directors or employees.

Under our restated certificate of incorporation, if Fortress or its affiliates, including the Initial Stockholders, or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. In addition, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities and in the event that any of our directors and officers who is also a director, officer or employee of any of Fortress or its affiliates, including the Initial Stockholders, acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of Fortress or its affiliates, including the Initial Stockholders, pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Our restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants. In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our restated certificate of incorporation will provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Our restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Risks Related to our Indebtedness

The New Credit Agreement contains, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The New Credit Agreement contains, and documents governing our future indebtedness may contain, numerous covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability and the ability of our subsidiaries to incur or guarantee additional indebtedness, pay dividends and make other distributions and restricted payments, make certain loans, acquisitions and other investments, enter into agreements restricting our subsidiaries’ ability to pay dividends, engage in certain transactions with stockholders or affiliates, sell certain assets or engage in mergers, acquisitions and other business combinations, amend or otherwise alter the terms of our subordinated indebtedness and create liens. The New Credit Agreement also requires, and documents governing our future indebtedness may require, us or our subsidiaries to meet certain financial ratios and tests in order to incur certain additional debt, make certain loans, acquisitions or other investments, or pay dividends or make other distributions or restricted payments. Our ability and the ability of our subsidiaries to comply with these and other provisions of our debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the applicable debt agreement, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects us to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

Following this offering, we will be significantly leveraged. As of September 30, 2013, our total indebtedness on a pro forma basis after giving effect to the Pro Forma Transactions was $584.5 million. Our significant leverage could have important consequences, including the following: (i) a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of our borrowings are at variable rates of interest, which increase our vulnerability to increases in interest rates; (iv) we will be at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our indebtedness could make it more difficult for us to satisfy our financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Although our common stock has been approved for listing on the NYSE, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock was determined by negotiation among us, the selling stockholder and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	change in valuations;

•	changes in the industries in which we operate;

•	announcements by us or companies in our industries of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;

•	additions or departures of key personnel;

•	future sales of our securities;

•	other risk factors discussed herein; and

•	other unforeseen events.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

The unaudited pro forma condensed consolidated financial information does not purport to be indicative of what our actual results of operations and financial condition would have been or will be.

The unaudited pro forma condensed consolidated financial information included in this prospectus is for illustrative and informational purposes only and does not necessarily reflect our results of operations or financial condition had the Pro Forma Transactions occurred at an earlier date. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future results of operations and financial condition.

In addition, the pro forma condensed consolidated statement of operations excludes certain non-recurring items that we expect to incur in connection with the Pro Forma Transactions, including costs related to legal, accounting and consulting service. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 45,007,000 shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933 (the “Securities Act”). Following completion of the offering, approximately 65.3% of our outstanding common stock (or 60.1% if the underwriters exercise their option to purchase additional shares in full) will be held by the Initial Stockholders and, subject to the lock-up restrictions described below, can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Initial Stockholders have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of Goldman, Sachs & Co. See “Underwriting.”

Pursuant to the Stockholders Agreement, the Initial Stockholders, certain of their affiliates and permitted third party transferees have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets. The timing of such sales is uncertain and could be influenced by numerous factors, including the market price of our common stock, economic conditions and the contractual obligations or liquidity needs of the Initial Stockholders or their affiliates. All shares sold pursuant to the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our Initial Stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share issued and outstanding immediately after this offering. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock immediately prior to this offering. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $7.80 in the pro forma as adjusted net tangible book value per share. See “Dilution.”

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our management currently intends to use the net proceeds to us from this offering in the manner described under “Use of Proceeds” and will have broad discretion in the application of the net proceeds to us from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

As a public company, we will incur additional costs and face increased demands on our management.

As a newly public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors and create additional board committees. In addition, we may incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering. We cannot predict if investors will find our common stock less attractive because our independent auditors will not have attested to the effectiveness of our internal controls. If some investors find our common stock less attractive as a result of our independent auditors not attesting to the effectiveness of our internal controls or other exemptions of which we plan to take advantage, there may be a less active trading market for our common stock.